Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Claude Resources Inc. reports significant increase in petroleum reserves

    SASKATOON, April 17 /CNW Telbec/ - Neil McMillan, President and CEO of
Claude Resources Inc., is pleased to announce that Claude has received the
December 31, 2005 annual year-end review (see March 30, 2006 release "2005 Oil
& Gas Disclosure Documents") of its oil, natural gas liquids (ngls) and natural gas properties from Sproule Associates Ltd. of Calgary, Alberta and the report indicates credible increases in oil, ngls and natural gas reserves.
    Crude oil and ngls proved and probable reserves have increased by 57% to
1,099,000 barrels, primarily as a result of infill drilling during the year.
Natural gas proved and probable reserves have also increased to replace 2005 production. This reserve remains at 8,852 MMCF. Claude's oil, ngls & natural gas assets typically generate about 530 barrels of oil equivalent per day.
    The Alberta assets, representing 96% of total oil, ngls and natural gas production, are subject to a 70% gross overriding royalty which existed on the assets at the time of Claude's purchase. At current production and prices this royalty will be paid off in less than five years.
    The estimated net present value of Cdn. $23.3 million was calculated net of all royalties and using a 10% discount rate and escalated oil and gas pricing. The "reserve life index" of the reserves is 10.7 years on proved and
12.9 years on proved and probable. A summary of the oil and gas reserves can be found on www.sedar.com in the Company's "Annual Information Form".

    Claude Resources is a gold mining company listed on the Toronto Stock
Exchange (CRJ) and the American Stock Exchange (CGR). The Company's principal asset is the 100% owned Seabee gold mine which has produced in excess of
700,000 ounces since it went into production in 1991. The Seabee mine is currently doubling its production capacity from 550 tonnes per day to
1,100 tonnes per day. Claude also owns the Madsen project, a 10,000 acre advanced exploration project in Red Lake, Ontario, Canada.

    Cautionary Note Regarding Forward-Looking Information

    This document contains "forward-looking statements" that are based on
Claude Resources' expectations, estimates and projections as of the dates as of which these statements were made. Generally, these forward-looking statements can be identified by the use of terminology such as "outlook",
"anticipate", "project", "forecast", "target", "believe", "estimate",
"expect", "intent", "should", "could" and similar expressions. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to gold price and foreign currency exchange rate volatility, and uncertainties and costs related to: exploration and development activities, production rates and the cash and total costs of production, or the ability to obtain necessary permitting.
    A discussion of these and other factors that may affect Claude Resources'
actual results, performance, achievements or financial position is contained in the filings by Claude Resources with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.
    This list is not exhaustive of the factors that may affect Claude
Resources' forward-looking statements. These and other factors should be considered carefully with readers not placing undue reliance on such forward-looking statements. Claude Resources does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities law.
    %SEDAR: 00000498E          %CIK: 0001173924

    /For further information: please contact: Neil McMillan, President & CEO,
(306) 668-7505 or Rick Johnson, Chief Financial Officer, (306) 668-7505;
Renmark Financial Communications Inc.: Neil Murray-Lyon:
nmurraylyon(at)renmarkfinancial.com; Henri Perron: hperron(at)renmarkfinancial.com;
(514) 939-3989, F: (514) 939-3717, www.renmarkfinancial.com/
    (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 12:33e 17-APR-06